FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated March 17, 2006, regarding a change in the capital stock of Telefónica Multimedia S.A.C.

Item 1

Lima, March 17, 2006

PUBLIC REGISTRY OF THE NATIONAL STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES – CONASEV

Re: Key Events

Dear Sirs:

According to Article 28 of the Peruvian Capital Markets Law and regarding the Rules related to Key Events, Private Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, we inform you that, on March 16, 2006, the shareholders’ meeting of Telefónica Multimedia S.A.C., member of The Telefónica Group, agreed to raise its capital stock from S/. 223,846,551.00 to S/. 260,002,294.67, as a consequence of the partial capitalization brought about by exposure to inflation accumulated as of December 31, 2005. The shareholders’ meeting also agreed to reduce the capital stock in the amount of S/. 55,751,532.67, from S/. 260,002,294.67 to S/. 204,250,762.00. The increase and reduction of the capital stock will be effective in the same date, which should be determined after the term stated in Article 218° of the General Corporate Law.

Once the operations described are executed, the capital stock of Telefónica Multimedia S.A.C. will be S/. 204,250,762.00 and it will be represented by the same number of nominative shares with a nominal value of S/. 1.00 each.

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: March 28, 2006	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.